

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2019

Alexander G. Babey
Chief Executive Officer
Mid-Southern Bancorp, Inc.
300 North Water Street
Salem, Indiana 47167

   Re: Mid-Southern Bancorp, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2018
   Filed March 22, 2019
   File No. 001-38491

Dear Mr. Babey:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures
(c) Management's Annual Report on Internal Control Over Financial Reporting, page 116

1.   We note your disclosure that the independent registered public accounting firm that audits your consolidated financial statements has audited the Company's internal control over financial reporting as of December 31, 2018 and expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2018. We also note that the audit report of Monroe Shine for the period ending December 31, 2018, states that it was not engaged to perform an audit of the Company's internal control over financial reporting and expresses no such opinion. Please revise to disclose that this annual report does not include an attestation report of the company's registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies. Refer to Instruction 1 to Item 308 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at 202-551-3695 or Michelle Miller at 202-551-3368 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance